

STATEMENT OF FINANCIAL CONDITION

CF Secured, LLC
December 31, 2020
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CF Secured, LLC

OFFICIAL USE ONLY
FIRM ID. Number

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Paulson — 212-294-7922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).



AFFIRMATION

I, Kenneth Paulson, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CF Secured, LLC (the "Company"), as of December 31, 2020, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kenneth Paulson
Chief Financial Officer

STATE OF NEW YORK)
SS.:
COUNTY OF NEW YORK)

On this 26th day of February, 2021, Kenneth Paulson, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

Notary Public

TREASA CHENNIKARA
My Comm. Exp. 03-18-2023
NOTARY PUBLIC
Reg. # 01CH6388978
NEW YORK COUNTY, STATE OF NEW YORK

This report contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Members' Equity.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of Customer Accounts Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3
- ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and Management of CF Secured, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CF Secured, LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 26, 2021


CF Secured, LLC

Statement of Financial Condition

December 31, 2020
(In Thousands)


Assets

Cash and cash equivalents		$ 41,858
Cash and securities segregated under federal and other regulations		794,764
Collateralized agreements:		
Securities purchased under agreements to resell	$ 12,635,712	
Securities borrowed	3,924,509	
		16,560,221
Receivables from broker-dealers, clearing organizations, and customers		906,763
Fixed assets, net		1,592
Other assets		313
Total assets		18,305,511

Liabilities and members' equity

Collateralized financings:		
Securities sold under agreements to repurchase	$ 16,366,083	
Securities loaned	654,538	
		17,020,621
Payables to broker-dealers, clearing organizations, and customers		840,109
Payables to related parties		5,305
Accounts payable and accrued liabilities		40,690
Total liabilities		17,906,725
Commitments and contingencies (Note 7)		
Members' equity:		
Total members' equity		398,786
Total liabilities and members' equity		$ 18,305,511


See notes to statement of financial condition


Notes to Statement of Financial Condition

December 31, 2020
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – CF Secured, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company acts as a prime broker for institutional and other professional trading firms, providing clearance and settlement as well as engaging in securities lending and other collateralized financing activities. The Company was organized as a limited liability company in the State of Delaware, on September 16, 2016. The Company is wholly owned by CF Secured Holdings, LLC ("CFSH"), which is controlled by its managing member, Cantor CF Secured Investor, LLC ("CFSI"). CFSI is a wholly owned subsidiary of Cantor Fitzgerald L.P. ("CFLP").

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Company recognizes its revenues primarily through interest income related to securities borrowed and securities purchased under agreements to resell on an accrual basis and interest expense related to securities loaned and securities sold under agreements to repurchase on an accrual basis as a component of Interest income and expense, respectively. Additionally, the Company earns fee-based revenues for clearing and settling certain customers' trading activity. See Note 11 - Revenue from Contracts with Customers.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Securities Exchange Act of 1934.

Fair Value – U.S. GAAP defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to

1. General and Summary of Significant Accounting Policies *(continued)*

unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company values its derivative contract at fair value. The derivative contract is a non-traded foreign exchange swap contract, and falls within Level 2 of the fair value hierarchy. It is valued based on the closing observable exchange rate as of the balance sheet date. See Note 2 – Derivative Contract.

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("Reverse Repurchase agreements") and securities borrowed.

Collateralized financings are securities sold under the agreements to repurchase ("Repurchase agreements") and securities loaned. The Company enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

- Reverse Repurchase and Repurchase agreements – Reverse Repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Company nets certain Reverse Repurchase agreements and Repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Company to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under Reverse Repurchase agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and Securities loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or

1. General and Summary of Significant Accounting Policies *(continued)*

received. Securities borrowed transactions require the Company to deposit cash with the lender. Fees received or paid in connection with these activities are recorded as Interest income or Interest expense, respectively, and are recognized over the life of the transaction. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers – Receivables from and Payables to broker-dealers, clearing organizations, and customers primarily represent customer receivables and payables. Also included in Receivables from and Payables to broker-dealers, clearing organizations, and customers are amounts due to/from customer margin deposits and free credit balances, as well as cash deposited with various clearing organizations to conduct ongoing clearance activities. Pursuant to the guidance in Accounting Standards Codification ("ASC") Topic 210, *Balance Sheet*, the Company presents receivables from and payables to customers related to their margin balances on a net basis in the statement of financial condition.

Fixed Assets, net - Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. In accordance with U.S. GAAP guidance, the Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Income Taxes – Income taxes are accounted for under ASC Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

1. General and Summary of Significant Accounting Policies *(continued)*

Foreign Currency Transactions, net – Assets and liabilities denominated in nonfunctional currencies are converted at rates of exchange prevailing on the date of the Company's statement of financial condition.

Recently Adopted Accounting Pronouncements - In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)— *Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Subsequent amendments issued by the FASB during 2018 and 2019 in ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses* ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*, ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.* and ASU No. 2019-11, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses* provided additional guidance with regards to the application of the credit losses standard. The amendments in ASUs No. 2018-19, 2019-04, 2019-05 and 2019-11 were required to be adopted concurrently with the guidance in ASU No. 2016-13. The Company adopted the standards on their required effective date beginning January 1, 2020 using a modified retrospective approach. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.* The guidance is part of the FASB's disclosure framework project, whose objective and primary focus are to improve the effectiveness of disclosures in the notes to statement of financial condition. The ASU eliminates, amends and adds certain disclosure requirements for fair value measurements. The FASB concluded that these changes improve the overall usefulness of the note disclosures for statement of financial condition users and reduce costs for preparers. Certain disclosures are required to be applied prospectively and other disclosures need to be adopted retrospectively in the period of adoption. The new standard became effective for the Company beginning January 1, 2020. The adoption of this guidance did not have an impact on the Company's statement of financial condition.

In March 2020, the FASB issued ASU No. 2020-03, *Codification Improvements to Financial Instruments*. This ASU which makes narrow-scope amendments related to various aspects pertaining to financial instruments and related disclosures by clarifying or improving the

1. General and Summary of Significant Accounting Policies *(continued)*

Codification. For the most part, the guidance was effective upon issuance, and the adoption of the standard did not have a material impact on the Company's statement of financial condition.

New Accounting Pronouncements – In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the allocation of consolidated income tax expense to separate statement of financial condition of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard became effective for the company beginning January 1, 2021 and with certain exceptions, will be applied prospectively. Adoption of ASU 2019-12 is not expected to have a material impact on the Company's statement of financial condition.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of ASC 848, *Reference Rate Reform* and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and generally can be applied through December 31, 2022. Management is evaluating and planning for adoption of the new guidance, including forming a cross-functional LIBOR transition team to determine the Company's transition plan and facilitate an orderly transition to alternative reference rates, and continuing its assessment on the Company's statement of financial condition.

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own*

1. General and Summary of Significant Accounting Policies *(continued)*

Equity. The standard is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity's own equity. The ASU also enhances information transparency by making targeted improvements to the related disclosures guidance. The new standard will become effective for the Company beginning January 1, 2022 and can be applied using either a modified retrospective or a fully retrospective method of transition. Management is currently evaluating the impact of the new guidance on the Company's statement of financial condition.

In October 2020, the FASB issued ASU No. 2020-10, *Codification Improvements*. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The new standard became effective for the Company beginning January 1, 2021 and can be applied using a modified retrospective method of transition. The adoption of this guidance did not to have a material impact on the Company's statement of financial condition.

2. Derivative Contract

As of December 31, 2020, the Company had a non-deliverable cross-currency swap agreement ("the Cross-currency Swap") with CFLP. The Cross-currency Swap was executed to mitigate the Company's exposure to foreign currency risk. The Company did not designate this derivative contract as a hedge for accounting purposes. U.S. GAAP requires that an entity recognizes all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value.

The Cross-currency Swap falls within Level 2 of the fair value hierarchy under U.S. GAAP, and it is valued based on the closing observable exchange rate as of the balance sheet date. The settlement date of the Cross-currency Swap agreement is May 1, 2021.

As of December 31, 2020, the fair value was $(1.8) million, and it was recorded as part of Payables to related parties in the Company's statement of financial condition. As of December 31, 2020, the Cross-currency Swap had a notional amount of $41.6 million.

3. Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers

Receivables from and Payables to broker-dealers, clearing organizations, and customers are amounts due to/from customer margin deposits and free credit balances, short sale proceeds, as well as cash deposited with various clearing organizations to conduct ongoing clearance activities, and commissions receivable.

3. Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers *(continued)*

As of December 31, 2020, Receivables from and Payables to broker-dealers, clearing organizations, and customers included the following:

As of December 31, 2020	Receivables	Payables
Receivables/payables from/to customers	$ 833,277	$ 801,883
Receivables/payables from/to clearing organizations	63,002	4,096
Contract values of fails to deliver/receive	2,890	139
Receivables/payables from/to broker-dealers	1,164	26,161
Other receivables/payables	6,430	7,830
Total	$ 906,763	$ 840,109

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2020 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

4. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings as of December 31, 2020:

	As of December 31, 2020					
	Assets			Liabilities		
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$23,642,786	$3,924,509	$ 27,567,295	$27,373,157	$ 654,538	$ 28,027,695
Less: gross amount offsets	11,007,074	—	11,007,074	11,007,074	—	11,007,074
Net amount presented in the Company's statement of financial condition	12,635,712	3,924,509	16,560,221	16,366,083	654,538	17,020,621
Less: amount not offset in the Company's statement of financial condition Collateral[1]	12,635,712	3,848,360	16,484,072	16,323,290	641,378	16,964,668
Net amount	$ —	$ 76,149	$ 76,149	$ 42,793	$ 13,160	$ 55,953

[1] Represents amounts which are not permitted to be offset on the Company's statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of default.

As of December 31, 2020, the Company had securities borrowed and securities loaned transactions of $50.1 million and $283.0 million with an affiliate, respectively. As of December 31, 2020, the

4. Securities Financing Transactions *(continued)*

Company had entered into repurchase agreements of $235.0 million with an affiliate. As of December 31, 2020 the Company didn't have any reverse repurchase agreements with an affiliate.

The following table shows collateralized financings by class of collateral pledged and maturity date as of December 31, 2020:

	Overnight and continuous	2 to 30 days	Total
Securities sold under agreements to repurchase			
U.S. government and agency obligations	$ 14,136,708	$ 1,994,336	$ 16,131,044
Equities	75,013	160,026	235,039
Total	14,211,721	2,154,362	16,366,083
Securities loaned			
Equities	654,538	—	654,538
Total	654,538	—	654,538
Total borrowings	$ 14,866,259	$ 2,154,362	$ 17,020,621

In connection with securities financing transactions, the Company accepts collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed transactions. As of December 31, 2020, the gross and net fair value of such collateral received from counterparties was $29.5 billion and $18.5 billion, respectively. As of December 31, 2020, the gross and net fair value of such collateral loaned to counterparties was $29.0 billion and $18.0 billion, respectively. Additionally, a portion of collateral received is used by the Company to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations.

5. Fixed Assets

Fixed assets, net consisted of the following:

	December 31, 2020
Software, including software development costs	$ 3,179
Less: accumulated amortization	1,587
Fixed assets, net	$ 1,592

6. Income Taxes

The Company is treated as a disregarded entity for U.S. tax purposes, as it is ultimately wholly owned by CFSH. CFSH is taxed as a U.S. partnership and is subject to the Unincorporated

6. Income Taxes *(continued)*

Business Tax ("UBT") in New York City and Pass-Through Entity ("PE") Tax in Connecticut, for which the Company records an income tax provision. Pursuant to a tax-sharing policy, CFSH arranges for the income tax payments on behalf of its wholly owned entities. The Company reimburses payment or receives a credit for future earnings from CFSH based upon its proportionate share of CFSH's tax liability. The Company had an effective tax rate of 2.2%, which is lower than both statutory rate of NYC UBT and CT PE tax, primarily due to business income allocated outside of the two jurisdictions. As of December 31, 2020, the Company recorded a deferred tax liability of $37 which is primarily related to basis differences in investments.

Prior to 2019, the Company has been included in CFLP's U.S. federal, state and local tax returns. CFLP is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2015 in all jurisdictions.

As of December 31, 2020, the Company did not accrue any interest or penalties.

7. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions could be brought and may be pending against the Company. The Company may also be involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2020, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

Legal reserves are established in accordance with ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Financing – As of December 31, 2020, in connection with its financing activities, the Company had commitments to enter into or extend resale agreements. As of December 31, 2020, there were $1.7 billion and $2.4 billion in repurchase commitments and resale commitments, respectively.

8. Related Party Transactions

CFLP and other affiliates ("Cantor") provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. In addition, the Company was charged for allocated rent,

8. Related Party Transactions *(continued)*

utilities, maintenance and other occupancy related costs. The unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees receive forgivable loans. The unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

As of December 31, 2020, the Company had a Cross-currency Swap with CFLP. See Note 2 – Derivative Contract, for additional information.

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the alternative method, which requires the Company to maintain minimum net capital equal to the greater of $1,500, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3-3") arising from customer transactions as defined. As of December 31, 2020, the Company had net capital of $368.9 million which was $337.9 million in excess of its required net capital.

The Company is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3-3. As of December 31, 2020, the Company segregated $66.3 million in cash and $718.3 million in qualified securities into a special reserve account, which are included in Cash and securities segregated under federal and other regulations in the Company's statement of financial condition.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3-3. As of December 31, 2020, the Company segregated cash of $10.2 million into special reserve account for the exclusive benefit of PAB. Cash segregated for the exclusive benefit of PAB is included in Cash segregated under federal and other regulations in the Company's statement of financial condition.

10. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Company is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Company's statement of financial condition.

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of transactions. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant risk in the event the collateral is not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits at the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

Customer Activities – Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' financing transactions in financial instruments. In the normal course of business, the Company's customer activities include financing of various customer securities, which may expose the Company to credit risk in the event the customer is unable to fulfill its contractual obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company clears customer transactions involving securities. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines.

As a securities broker and dealer, the Company is engaged in various activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

including broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Market Risk –Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Operational Risk – In providing its products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks.

Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. Changes in the remeasurement of the Company's foreign currency denominated financial assets and liabilities fluctuate with changes in foreign currency rates. CF Secured monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

Coronavirus Disease 2019 (COVID-19) Pandemic – Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Company's financial condition, the specific impact is not readily determinable as of the date of this statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

11. Revenue from Contracts with Customers

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Company's revenue from contracts with customers.

11. Revenue from Contracts with Customers *(continued)*

Contract Balances – The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenue from contracts with customers of $0.5 million at December 31, 2020, which is included in Receivables from broker-dealers, clearing organizations, and customers in the Company's statement of financial condition.

Contract Costs – The Company capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. At December 31, 2020, there were no capitalized costs recorded to fulfill a contract.

12. Subsequent Events

On February 1, 2021, the Company made a distribution of $2.5 million to CFSH.

The Company has evaluated all subsequent events through the date the statement of financial condition was available to be issued. There have been no additional material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition in addition to the distribution described above.